OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months

ended

September 30, 2022

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2022	2021
	Notes	$	$
		(Note 2)
Assets

Current assets

Cash	5	300,542	115,698
Amounts receivable		10,192	14,691
Inventories	6	-	18,596
Other assets		1,128	3,941
		311,862	152,926

Non-current assets

Investments in associates	7	322,009	125,354
Other investments	8	72,751	169,010
Royalty, stream and other interests	9	1,308,614	1,154,801
Mining interests and plant and equipment	4, 10	7,209	635,655
Exploration and evaluation	4	-	3,635
Goodwill		111,204	111,204
Other assets		1,958	18,037
		2,135,607	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities		8,306	30,049
Dividends payable		10,109	9,157
Provisions and other liabilities	11	906	12,179
Current portion of long-term debt	12	298,232	294,891
		317,553	346,276

Non-current liabilities

Provisions and other liabilities	11	6,939	60,334
Long-term debt	12	-	115,544
Deferred income taxes		83,739	68,407
		408,231	590,561

Equity

Share capital		2,071,700	1,783,689
Warrants		-	18,072
Contributed surplus		61,697	42,525
Equity component of convertible debentures		14,510	14,510
Accumulated other comprehensive income		55,011	58,851
Deficit		(475,542)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,727,376	1,634,605
Non-controlling interests		-	145,456
Total equity		1,727,376	1,780,061
		2,135,607	2,370,622

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Loss For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
		(Note 2)	(Note 2)	(Note 2)	(Notes 2)

Revenues	15	53,661	50,035	155,895	174,204

Cost of sales	15	(4,407)	(3,507)	(11,344)	(34,000)
Depletion	15	(14,161)	(12,733)	(37,310)	(36,097)
Gross profit		35,093	33,795	107,241	104,107

Other operating expenses
General and administrative		(5,186)	(4,494)	(14,962)	(14,901)
Business development		(1,203)	(934)	(3,884)	(3,038)
Impairment of royalty interests		-	-	-	(2,288)
Operating income		28,704	28,367	88,395	83,880
Interest income		3,054	1,120	6,020	3,192
Finance costs		(5,480)	(5,956)	(16,949)	(17,849)
Foreign exchange gain (loss)		14,482	(240)	23,011	(192)
Share of (loss) income of associates		(1,143)	(627)	383	(1,363)
Other (losses) gains, net	15	(1,034)	11,202	(13,352)	6,148
Earnings before income taxes		38,583	33,866	87,508	73,816
Income tax expense		(10,569)	(8,273)	(24,631)	(18,419)
Net earnings from continuing operations		28,014	25,593	62,877	55,397
Net loss from discontinued operations	2	(244,655)	(31,745)	(268,475)	(76,849)
Net loss		(216,641)	(6,152)	(205,598)	(21,452)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(158,647)	1,795	(141,162)	(2,370)
Non-controlling interests		(57,994)	(7,947)	(64,436)	(19,082)

Net earnings per share from continuing operations	16
Basic and diluted		0.15	0.15	0.35	0.33

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders	16
Basic and diluted		(0.86)	0.01	(0.79)	(0.01)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net loss	(216,641)	(6,152)	(205,598)	(21,452)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	(11,256)	(7,396)	(42,533)	(8,296)
Income tax effect	801	762	4,324	3,605

Share of other comprehensive loss of an associate	(1,368)	-	(1,368)	-

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	45,341	13,589	56,527	(756)

Deemed disposal of an investment in an associate
Reclassification to the statements of loss of the other comprehensive income, net of income tax	-	-	(294)	-

Other comprehensive income (loss)	33,518	6,955	16,656	(5,447)

Comprehensive (loss) income	(183,123)	803	(188,942)	(26,899)

Comprehensive (loss) income attributable to:
Osisko Gold Royalties Ltd's shareholders	(131,190)	12,288	(129,883)	(3,694)
Non-controlling interests	(51,933)	(11,485)	(59,059)	(23,205)

Comprehensive income (loss) attributable to Osisko Gold Royalties Ltd's shareholders:
From continuing operations	55,471	36,086	74,156	54,072
From discontinued operations	(186,661)	(23,798)	(204,039)	(57,766)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,

	Notes	2022	2021	2022	2021
		$	$	$	$
		(Note 2)	(Note 2)	(Note 2)	(Note 2)
Operating activities
Net earnings from continuing operations		28,014	25,593	62,877	55,397
Adjustments for:
Share-based compensation		2,052	1,919	5,010	5,633
Depletion and amortization		14,423	12,878	38,108	36,869
Impairment of assets		276	-	1,180	4,400
Finance costs		1,831	1,746	5,333	5,166
Share of loss (income) of associates		1,143	627	(383)	1,363
Net gain on acquisition of investments		-	(6,978)	(48)	(7,416)
Change in fair value of financial assets and liabilities at fair value through profit and loss		758	(4,224)	15,824	(844)
Net gain on dilution of investments		-	-	(3,604)	-
Foreign exchange (gain) loss		(14,260)	322	(22,729)	182
Deferred income tax expense		9,888	7,941	23,261	17,515
Other		26	25	84	90
Net cash flows provided by operating activities before changes in non-cash working capital items		44,151	39,849	124,913	118,355
Changes in non-cash working capital items	17	6,916	4,231	1,626	(256)
Net operating cash flows provided by continuing operations		51,067	44,080	126,539	118,099
Net operating cash flows used by discontinued operations	2	(13,030)	(2,997)	(65,116)	(24,775)
Net cash flows provided by operating activities		38,037	41,083	61,423	93,324

Investing activities
Net disposal of short-term investments		-	3,408	2,960	3,408
Acquisition of investments		(1,494)	(18,387)	(8,174)	(30,809)
Proceeds on disposal of investments		-	-	-	4,875
Acquisition of royalty and stream interests		(23,073)	(25,854)	(32,363)	(68,713)
Cash outflow from deconsolidation of Osisko Development	2	(133,138)	-	(133,138)	-
Other		(15)	(4)	(18)	(27)
Net investing cash flows used by continuing operations		(157,720)	(40,837)	(170,733)	(91,266)
Net investing cash flows used by discontinued operations	2	(20,539)	(69,154)	(114,984)	(138,345)
Net cash flows used by investing activities		(178,259)	(109,991)	(285,717)	(229,611)

Financing activities
Bought deal equity financing		-	-	311,962	-
Share issue costs		-	-	(13,941)	-
Increase in long-term debt		-	-	-	50,000
Repayment of long-term debt		-	-	(113,120)	(50,000)
Exercise of share options and shares issued under the share purchase plan		123	87	1,057	13,191
Normal course issuer bid purchase of common shares		(16,451)	(26,037)	(21,330)	(30,501)
Dividends paid		(9,770)	(8,049)	(28,248)	(23,745)
Capital payments on lease liabilities		(221)	(210)	(652)	(622)
Withholding taxes on settlement of restricted and deferred share units		-	-	(2,224)	(3,582)
Other		(555)	(1,079)	(555)	(1,082)
Net financing cash flows (used) provided by continuing operations		(26,874)	(35,288)	132,949	(46,341)
Net financing cash flows used (provided) by discontinued operations	2, 13	(1,529)	(1,588)	245,833	32,307
Net cash flows (used) provided by financing activities		(28,403)	(36,876)	378,782	(14,034)

(Decrease) increase in cash before effects of exchange rate changes on cash		(168,625)	(105,784)	154,488	(150,321)
Effects of exchange rate changes on cash
Continuing operations		15,529	1,556	23,837	(67)
Discontinued operations	2	4,355	1,210	6,519	(191)
(Decrease) increase in cash		(148,741)	(103,018)	184,844	(150,579)
Cash - beginning of period		449,283	254,963	115,698	302,524
Cash - end of period		300,542	151,945	300,542	151,945

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the nine months ended September 30, 2022
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2022		166,493,597	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net loss		-	-	-	-	-	-	(141,162)	(141,162)	(64,436)	(205,598)
Other comprehensive income		-	-	-	-	-	11,279	-	11,279	5,377	16,656
Comprehensive income (loss)		-	-	-	-	-	11,279	(141,162)	(129,883)	(59,059)	(188,942)

Bought deal financing	13	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million	13	-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	2	-	-	-	-	-	-	-	-	210,361	210,361
Acquisition of Tintic by Osisko Development	4	-	-	-	-	-	-	-	-	109,656	109,656
Effect of changes in ownership of a subsidiary on non-controlling interest		-	-	-	-	-	-	(32,184)	(32,184)	32,184	-
Dividends declared	13	-	-	-	-	-	-	(30,453)	(30,453)	-	(30,453)
Shares issued - Dividends reinvestment plan	13	86,806	1,252	-	-	-	-	-	1,252	-	1,252
Shares issued - Employee share purchase plan		15,289	230	-	-	-	-	-	230	-	230
Share options - Share-based compensation		-	-	-	2,051	-	-	-	2,051	2,487	4,538
Share options exercised		63,936	1,148	-	(237)	-	-	-	911	-	911
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	2,361	-	-	-	2,361	1,383	3,744
Settlement		135,789	1,523	-	(3,084)	-	-	(227)	(1,788)	270	(1,518)
Income tax impact		-	-	-	(179)	-	-	-	(179)	-	(179)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	744	-	-	-	744	462	1,206
Settlement		29,975	395	-	(407)	-	-	-	(12)	95	83
Income tax impact		-	-	-	(149)	-	-	-	(149)	-	(149)
Normal course issuer bid purchase of common shares	13	(1,636,158)	(18,252)	-	-	-	-	(3,078)	(21,330)	-	(21,330)
Warrants expired unexercised	13	-	-	(18,072)	18,072	-	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	(14,604)	14,604	-	-	-
Deconsolidation of Osisko Development	2	-	-	-	-	-	(515)	-	(515)	(443,295)	(443,810)
Balance - September 30, 2022		183,789,234	2,071,700	-	61,697	14,510	55,011	(475,542)	1,727,376	-	1,727,376

(i) As at September 30, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of loss amounting to ($8.8) million and items that may be recycled to the consolidated statement of loss amounting to $63.8 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the nine months ended September 30, 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd's shareholders
	Number of				Equity	Accumulated
	common		Warrants		component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive			controlling
	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2021	166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net loss	-	-	-	-	-	-	(2,370)	(2,370)	(19,082)	(21,452)
Other comprehensive (loss) income	-	-	-	-	-	(1,324)	-	(1,324)	(4,123)	(5,447)
Comprehensive (loss) income	-	-	-	-	-	(1,324)	(2,370)	(3,694)	(23,205)	(26,899)

Net investments from minority shareholders	-	-	-	-	-	-	-	-	29,532	29,532
Effect of changes in ownership of a subsidiary on non- controlling interest	-	-	-	-	-	-	(36,331)	(36,331)	36,331	-
Dividends declared	-	-	-	-	-	-	(25,927)	(25,927)	-	(25,927)
Shares issued - Dividends reinvestment plan	89,935	1,381	-	-	-	-	-	1,381	-	1,381
Shares issued - Employee share purchase plan	15,249	237	-	-	-	-	-	237	-	237
Share options - Share-based compensation	-	-	-	2,724	-	-	-	2,724	1,518	4,242
Share options exercised	943,515	16,498	-	(3,458)	-	-	-	13,040	-	13,040
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	2,520	-	-	-	2,520	1,359	3,879
Settlement	208,437	2,144	-	(4,257)	-	-	(508)	(2,621)	-	(2,621)
Income tax impact	-	-	-	(491)	-	-	-	(491)	-	(491)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	897	-	-	-	897	666	1,563
Settlement	30,849	625	-	(1,349)	-	-	(237)	(961)	-	(961)
Income tax impact	-	-	-	(206)	-	-	-	(206)	-	(206)
Normal course issuer bid purchase of common shares	(2,082,666)	(22,249)	-	-	-	-	(8,252)	(30,501)	-	(30,501)
Deemed issuance of Osisko shares	364,731	4,300	-	-	-	-	-	4,300	-	4,300
Equity component of convertible debenture	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	-	-	12,554	(12,554)	-	-	-
Balance - September 30, 2021 (ii)	166,217,982	1,779,565	18,072	41,041	14,510	60,181	(260,637)	1,652,732	158,868	1,811,600

(i) As at September 30, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of loss amounting to $32.8 million and items that may be recycled to the consolidated statement of loss amounting to $27.4 million.

(ii) As at September 30, 2021, there were 166,370,660 common shares issued, of which 152,678 were deemed to have been repurchased given that one of the Company's associates owned some of the Company's common shares.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. Osisko is a public company traded on the Toronto Stock Exchange, and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 16 (Note 3). The Board of Directors approved the interim condensed consolidated financial statements on November 9, 2022.

Deconsolidation of Osisko Development and discontinued operations

On September 30, 2022, Osisko held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. ("Osisko Development"). Effective on September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method.

On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet, recorded its interest in Osisko Development at fair value as an investment in an associate (Note 7) at $207.0 million, recognized royalty and stream interests on assets held by Osisko Development of $122.1 million (these assets were eliminated on consolidation prior to the loss of control) and recognized a net non-cash loss on deconsolidation of $140.9 million. Osisko Development's results of operations and cash flows were consolidated into the Company's financial statements up to September 30, 2022.

8

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2. Basis of presentation (continued)

Deconsolidation of Osisko Development and discontinued operations (continued)

The following tables summarize the financial information related to Osisko Development on September 30, 2022, which was immediately prior to deconsolidation. The amounts disclosed are before inter-company adjustments:

Summarized balance sheet
As at September 30, 2022
$

Current assets	168,092
Current liabilities	(51,330)
Current net assets	116,762

Non-current assets	902,768
Non-current liabilities	(105,757)
Non-current net assets	797,011
Total net assets	913,773
Accumulated other comprehensive income	(515)
Non-controlling interest	(443,295)

The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment (Note 19). This segment was deemed to have been disposed of and its results of operations and cash flows have been reclassified as discontinued operations. The following table summarizes the results of operations included as discontinued operations on the statements of loss for the three and nine months ended September 30, 2022 and 2021. The amounts disclosed are before inter-company adjustments:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Results from discontinued operations:
Net loss on deconsolidation	(140,910)	-	(140,910)	-
Results of discontinued operations:
Revenues	22,791	3,906	44,820	4,681
Impairment of assets (Note 10)	(81,000)	(33,320)	(81,000)	(73,799)
Other expenses, net	(45,536)	(6,284)	(89,895)	(14,425)
Net loss before income taxes	(244,655)	(35,698)	(266,985)	(83,543)
Deferred income tax recovery	-	3,953	(1,490)	6,694
Net loss	(244,655)	(31,745)	(268,475)	(76,849)
Net loss from discontinued operations	(244,655)	(31,745)	(268,475)	(76,849)

Net loss per share from discontinued operations
Basic and diluted	(1.32)	(0.19)	(1.50)	(0.46)

9

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2. Basis of presentation (continued)

Deconsolidation of Osisko Development and discontinued operations (continued)

 The following equity financing transactions were completed by Osisko Development in prior periods and prior to the deconsolidation and were presented under Net investments from minority shareholders in the consolidated statement of changes in equity and as discontinued operations on the consolidated statement of cash flows.

Bought deal private placement

On March 2, 2022, Osisko Development completed its previously announced bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit is comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions, which were met in May 2022. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid).

Non-brokered private placement

On March 4, 2022, Osisko Development closed the first tranche of its previously announced non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million ($108.1 million). On March 29, 2022, Osisko Development closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million ($41.0 million). On April 21, 2022, Osisko Development closed the third tranche of the ODV Non-brokered Private Placement pursuant to which an additional 512,980 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$1.8 million ($2.2 million).

Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Non-brokered Private Placement Escrow Release Conditions, which were met in May 2022. Each ODV Unit is comprised of one ODV Common Share and one ODV Warrant, with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of US$6.00 per ODV Common Share for a period of five years following the date of issue. These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the "fixed for fixed" requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. Their value was estimated at $39.8 million on the issue date using the Black-Scholes model and they are presented as a non-current liability under provision and other liabilities on the consolidated balance sheet. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under other gains (losses), net. All securities issued under the ODV Non-brokered Private Placement are subject to a hold period expiring four months and one day from the closing date.

Share consolidation

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1).

10

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. New accounting standard

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. The impacts of the adoption were solely related to the activities of Osisko Development, which were deconsolidated on September 30, 2022 and presented as discontinued operations. As a result, the impacts of the adoption are only reflected in certain notes of the consolidated financial statements and are deemed to be immaterial.

4. Acquisition of Tintic by Osisko Development

On May 27, 2022, Osisko Development completed its previously announced acquisition of Tintic Consolidated Metals LLC ("Tintic"), which owns the producing Trixie mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (the "Tintic Transaction").

Under the terms of the Tintic Transaction, Osisko Development funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million ($74.7 million);

(iii) the issuance of an aggregate of 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments ($15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

Transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $4.7 million. The total consideration paid amounted to approximately US$156.6 million ($199.5 million).

As of the reporting date, Osisko Development has not completed the purchase price allocation over the identifiable net assets of Tintic. Information to confirm the fair value of certain assets, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the deferred income tax liability, are still to be obtained or confirmed.

11

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Acquisition of Tintic by Osisko Development (continued)

The table below presents the preliminary purchase price allocation based on the best available information to Osisko Development to date:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development	109,656
Cash	63,881
Convertible instruments(i)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Represent the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction (Note 8), which were part of the acquisition price.

For the nine months ended September 30, 2022, the revenues and net loss of the acquiree included in the statement of loss under Net loss from discontinued operations amounted respectively to $11.5 million and $1.6 million.

On September 30, 2022, the Company deconsolidated Osisko Development, and therefore all assets and liabilities of Osisko Development were removed from the consolidated balance sheet on that date (Note 2). However, if changes are made to the final purchase price allocation by Osisko Development, these changes will be reflected in this note as well.

5. Cash

As at September 30, 2022 and December 31, 2021, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii)		Total
	Sept. 30, 2022	Dec. 31, 2021	Sept. 30, 2022(iii)	Dec. 31, 2021	Sept. 30, 2022	Dec. 31, 2021
	$	$	$	$	$	$

Cash held in Canadian dollars	81,169	40,121	-	13,364	81,176	53,485

Cash held in U.S. dollars	160,045	33,262	-	15,810	160,039	49,072
Cash held in U.S. dollars (Canadian equivalent)	219,373	42,170	-	20,043	219,366	62,213

Total cash	300,542	82,291	-	33,407	300,542	115,698

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

(iii) On September 30, 2022, the Company deconsolidated Osisko Development's cash balance of $133.1 million from its balance sheet (Note 2).

12

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Inventories

	September 30,	December 31,
	2022	2021
	$	$

Mineralized material in stockpiles	-	4,194
Gold-in-circuit and doré bars	-	8,638
Refined precious metals	-	1,113
Supplies and others	-	4,651
	-	18,596

Inventories are held by subsidiaries of Osisko Development and were related to the Bonanza Ledge Phase II, San Antonio and Tintic projects. On September 30, 2022, the Company deconsolidated Osisko Development (Note 2).

7. Investments in associates

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	125,354	119,219
Acquisitions	-	2,366
Exercise of warrants	-	1,437
Share of loss	(192)	(3,950)
Share of other comprehensive loss	(1,368)	(1,665)
Net gain on ownership dilution	3,604	1,847
Gain on deemed disposal (i)	11,854	-
Transfer to other investments (Note 8) (i)	(15,343)	-
Deemed issuance of Osisko common shares held by an associate	-	6,100
Deconsolidation of Osisko Development (Note 2)	(8,900)	-
Reclassification of interest held in Osisko Development (Note 2)	207,000	-
Balance - End of period	322,009	125,354

(i) In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other investments as the Company has considered that it has lost its significant influence over the investee.

13

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Other investments

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	47,981	25,063
Acquisitions	4,438	17,754
Exercise	(59)	(1,122)
Change in fair value	(16,213)	6,286
Acquisition of Tintic (Note 4)	(10,827)	-
Foreign exchange revaluation impact	51	-
Deconsolidation of Osisko Development (Note 2)	(109)	-
Balance - End of period	25,262	47,981

Fair value through other comprehensive income (common shares)

Balance - Beginning of period	94,231	115,590
Acquisitions	2,137	18,668
Exercise of warrants	-	600
Transfer from associates (Note 7)	15,343	-
Change in fair value	(42,533)	7,303
Disposals	(21,634)	(47,930)
Deconsolidation of Osisko Development (Note 2)	(31,377)	-
Balance - End of period	16,167	94,231
Amortized cost (notes)
Balance - Beginning of period	26,798	16,861
Acquisitions	6,372	14,961
Repayment	(2,960)	(3,007)
Impairments	(1,197)	(2,112)
Foreign exchange revaluation impact	2,309	95
Balance - End of period	31,322	26,798
Total	72,751	169,010

As at September 30, 2022, other investments comprise common shares, warrants and convertible instruments, mostly from Canadian publicly traded companies as well as loan receivables (notes) from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off).

14

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Royalty, stream and other interests

		Nine months ended September 30, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	703,113	438,032	13,656	1,154,801
Acquisitions	32,362	-	-	32,362
Depletion	(20,368)	(16,942)	-	(37,310)
Currency translation adjustments	9,820	25,780	1,108	36,708
Recognition of royalty and stream interests following the deconsolidation of Osisko Development (Note 2)	73,501	48,552	-	122,053
Balance - September 30	798,428	495,422	14,764	1,308,614

Producing
Cost	634,474	570,248	-	1,204,722
Accumulated depletion and impairment	(416,818)	(233,213)	-	(650,031)
Net book value - September 30	217,656	337,035	-	554,691

Development
Cost	300,180	213,871	33,645	547,696
Accumulated depletion and impairment	(753)	(55,484)	(28,569)	(84,806)
Net book value - September 30	299,427	158,387	5,076	462,890

Exploration and evaluation
Cost	282,669	-	9,688	292,357
Accumulated depletion	(1,324)	-	-	(1,324)
Net book value - September 30	281,345	-	9,688	291,033

Total net book value - September 30	798,428	495,422	14,764	1,308,614

15

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Royalty, stream and other interests (continued)

Main acquisitions

Copper NSR royalty - Marimaca copper project

In September 2022, Osisko acquired a 1.0% NSR royalty for US$15.5 million ($20.3 million) covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the Marimaca project.

Potential silver stream - CSA mine

In March 2022, Osisko Bermuda Limited ("Osisko Bermuda") entered into an agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90.0 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Under the agreement, Osisko Bermuda would make an upfront cash payment to MAC of US$90 million (the "Silver Deposit"). The Silver Deposit would be payable in full on closing of the Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda would be entitled to receive 100% of payable silver produced from CSA for the life of the mine. Osisko Bermuda would make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

MAC would grant Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the third anniversary of the closing date.

Closing of the Silver Stream is expected in the first quarter of 2023, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC's closing of the financings to acquire CSA, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals. Osisko Bermuda also agreed to subscribe for US$15 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

Copper stream option - CSA mine

Osisko Bermuda also provided MAC with a mutual option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the "CSA Copper Stream Option"). Should MAC utilize any portion of the CSA Copper Stream Option, upfront proceeds payable by Osisko Bermuda would be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. The CSA Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

16

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Royalty, stream and other interests (continued)

Recognition of royalty and stream interests following the deconsolidation of Osisko Development

As a result of the deconsolidation of Osisko Development (Note 2), the Company recognized royalty and stream interests held on properties owned by Osisko Development. Prior to the deconsolidation of Osisko Development, these assets were eliminated upon consolidation of Osisko Development and its subsidiaries.

The following assets were recognized at their historical net book value on September 30, 2022:

- 5% NSR royalty on all metals produced from the Cariboo property in British-Columbia, Canada;

- 15% gold and silver stream on the San Antonio property in Sonora, Mexico, with on-going per-ounce cash payments equal to 15% of the applicable spot metal price on the business day immediately preceding the date of delivery of such refined metal;

- 2.5% stream on all metals produced from the Tintic property in Utah, United States of America, until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% stream on all metals, with on-going per-ounce cash payments equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery of such refined metal; and

- Certain NSR royalties on exploration properties located in Canada and in Mexico.

		Year ended December 31, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	656,661	440,941	18,526	1,116,128
Additions	77,702	13,234	-	90,936
Conversion of an offtake into a stream	-	4,682	(4,682)	-
Depletion	(28,958)	(19,403)	-	(48,361)
Impairment	(2,288)	-	-	(2,288)
Translation adjustments	(4)	(1,422)	(188)	(1,614)
Balance - December 31	703,113	438,032	13,656	1,154,801

Producing
Cost	626,345	518,934	-	1,145,279
Accumulated depletion and impairment	(395,874)	(210,884)	-	(606,758)
Net book value - December 31	230,471	308,050	-	538,521

Development
Cost	226,438	181,209	31,120	438,767
Accumulated depletion and impairment	(572)	(51,227)	(26,424)	(78,223)
Net book value - December 31	225,866	129,982	4,696	360,544

Exploration and evaluation
Cost	247,680	-	8,960	256,640
Accumulated depletion	(904)	-	-	(904)
Net book value - December 31	246,776	-	8,960	255,736

Total net book value - December 31	703,113	438,032	13,656	1,154,801

17

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Mining interests and plant and equipment

	Nine months ended September 30, 2022			Year ended December 31, 2021
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$
				(Note 3)		(Note 3)

Net book value - Beginning of period	543,953	91,702	635,655	459,303	30,209	489,512
Acquisition of Tintic (Note 4)	169,175	13,054	182,229	-	-	-
Additions	36,754	14,229	50,983	131,908	58,192	190,100
Impairments (ii)	(81,000)	-	(81,000)	(58,417)	-	(58,417)
Mining exploration tax credits	(6,275)	-	(6,275)	(1,585)	-	(1,585)
Change in environmental rehabilitation assets	(3,797)	-	(3,797)	19,522	-	19,522
Depreciation	(2,385)	(10,285)	(12,670)	-	(7,814)	(7,814)
Depreciation capitalized	896	-	896	4,136	-	4,136
Share-based compensation capitalized	388	-	388	2,127	-	2,127
Transfers	-	-	-	(11,221)	11,221	-
Disposals and others	(1,559)	(4,632)	(6,191)	-	(213)	(213)
Currency translation adjustments	21,183	3,384	24,567	(1,820)	107	(1,713)
Deconsolidation of Osisko Development (Note 2)	(677,333)	(100,243)	(777,576)	-	-	-
Net book value - End of period	-	7,209	7,209	543,953	91,702	635,655

Closing balance
Cost	-	11,886	11,886	602,370	105,112	707,482
Accumulated depreciation and impairment	-	(4,677)	(4,677)	(58,417)	(13,410)	(71,827)
Net book value	-	7,209	7,209	543,953	91,702	635,655

(i) Plant and equipment includes right-of-use assets having a net book value of $6.8 million as at September 30, 2022 ($20.3 million as at December 31, 2021).

(ii) The recent market conditions, industry cost pressures and current inflationary environment were considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all of its projects as at September 30, 2022. The impairment assessment resulted in an impairment charge of $81.0 million on the San Antonio gold project for the three months ended September 30, 2022.

On September 30, 2022, the San Antonio gold project was written down to its estimated recoverable amount of $35.0 million, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce, costs inflation forecast and a pre-tax real discount rate of 19.9% applied to the cash flow projections.

A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the pre-tax real discount rate. If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management’s estimates, Osisko Development would have recognized an additional impairment charge of $35.0 million. If the pre-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, Osisko Development would have recognized an additional impairment charge of $5.8 million.

18

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Mining interests and plant and equipment (continued)

The plant and equipment movements by category of assets for the nine months ended September 30, 2022 are as follows:

	Nine months ended September 30, 2022
	Land and buildings	Machinery and equipment	Construction- in-progress	Total Plant and equipment
	$	$	$	$

Net book value - Beginning of period	24,332	43,121	24,249	91,702
Acquisition of Tintic (Note 4)	6,940	4,420	1,694	13,054
Additions	1,418	9,590	3,222	14,230
Depreciation	(2,140)	(8,141)	-	(10,281)
Transfers	(133)	5,526	(5,393)	-
Disposals and others	(964)	(3,668)	-	(4,632)
Currency translation adjustments	550	2,057	774	3,381
Deconsolidation of Osisko Development (Note 2)	(22,885)	(52,814)	(24,546)	(100,245)
Net book value - End of period	7,118	91	-	7,209

Closing balance
Cost	10,877	1,009	-	11,886
Accumulated depreciation and impairment	(3,759)	(918)	-	(4,677)
Net book value	7,118	91	-	7,209

11. Provisions and other liabilities

			Nine months ended September 30, 2022(i)				Year ended Dec. 31, 2021
	Environ- mental rehabili- tation(ii)	Lease liabilities(iii)	Deferred premium on flow-through shares	Derivative financial instru- ments(iv)	Deferred consideration and contingent payments(v)	Total	Total
	$	$	$	$	$	$	$
Balance - Beginning of period	53,237	18,362	914	-	-	72,513	45,967
Acquisition of Tintic (Note 4)	5,370	325	-	-	15,109	20,804	-
New liabilities	261	108	-	39,841	-	40,210	34,011
Revision of estimates	(4,299)	(2,463)	-	-	-	(6,762)	(1,457)
Change in fair value	-	-	-	(21,483)	-	(21,483)	-
Accretion	2,185	-	-	-	333	2,518	1,192
Settlements/payments of liabilities	(2,549)	(6,957)	-	-	-	(9,506)	(7,822)
Issuance of flow-through shares	-	-	-	-	-	-	7,885
Recognition of deferred premium on flow-through shares	-	-	(914)	-	-	(914)	(6,971)
Currency translation adjustments	1,193	12	-	1,333	1,149	3,687	(292)
Deconsolidation of Osisko Development (Note 2)	(55,398)	(1,542)	-	(19,691)	(16,591)	(93,222)	-
Balance - End of period	-	7,845	-	-	-	7,845	72,513
Current portion	-	906	-	-	-	906	12,179
Non-current portion	-	6,939	-	-	-	6,939	60,334
	-	7,845	-	-	-	7,845	72,513

19

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Provisions and other liabilities (continued)

(i) On September 30, 2022, the Company deconsolidated Osisko Development (Note 2).

(ii) The environmental rehabilitation provision represented the legal and contractual obligations associated with the eventual closure of Osisko Development's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase II and San Antonio projects).

(iii) As at September 30, 2022, the lease liabilities are mainly related to leases for office space.

(iv) Represented the embedded derivative included in the warrants issued by Osisko Development and exercisable in U.S. dollars (Note 2).

(v) Represented the deferred consideration and contingent payments payable by Osisko Development with regards to its acquisition of Tintic (Note 4).

12. Long-term debt

The movements in the long-term debt are as follows:

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
	$	$
Balance - Beginning of period	410,435	400,429
Increase in revolving credit facility	-	50,000
Repayment of revolving credit facility	(113,120)	-
Repayment of convertible debenture	-	(50,000)
Mining equipment financings, net	5,076	3,764
Amortization of transaction costs	1,708	2,204
Accretion expense	3,242	4,308
Foreign exchange revaluation impact	32	(270)
Deconsolidation of Osisko Development (Note 2)	(9,141)	-
Balance - End of period	298,232	410,435

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2022	2021
	$	$

Convertible debentures(i)	300,000	300,000
Revolving credit facility(ii)	-	113,389
Mining equipment financings(iii)	-	3,764
Long-term debt	300,000	417,153
Unamortized debt issuance costs	(583)	(2,291)
Unamortized accretion on convertible debentures	(1,185)	(4,427)
Long-term debt, net of issuance costs	298,232	410,435
Current portion	298,232	294,891
Non-current portion	-	115,544
	298,232	410,435

20

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Long-term debt (continued)

(i) Convertible debentures

In November 2017, the Company closed a bought deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(ii) Revolving credit facility

An amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to 750.0 million). The additional uncommitted accordion was increased from $100.0 million to $200.0 million in September 2022 and the maturity date was extended from July 30, 2025 to September 29, 2026.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In April 2022, the amounts outstanding under the Facility ($113.1 million) were repaid and, as such, the Facility was not drawn on September 30, 2022.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at September 30, 2022, all such ratios and requirements were met.

(iii)Mining equipment financings

Mining equipment financings were related to acquisitions of equipment by Osisko Development that are financed by third parties. On September 30, 2022, the Company deconsolidated Osisko Development (Note 2).

13. Share capital and warrants

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

183,789,234 common shares

21

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share capital and warrants (continued)

Shares (continued)

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million) (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Normal course issuer bid

In December 2021, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 16,530,688 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2021 until December 11, 2022. Daily purchases will be limited to 87,364 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 Common Shares.

During the nine months ended September 30, 2022, the Company purchased for cancellation a total of 1,636,158 common shares for $21.3 million (average acquisition price per share of $13.04) under its 2022 NCIB program, including 1,288,666 common shares during the three months ended September 2022 for $16.5 million (average acquisition price per share of $12.77).

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2022:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000	7,498,987
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000	7,385,458
August 9, 2022	0.055	September 30, 2022	October 14, 2022	10,109,000	7,780,634
	0.165			30,453,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan ("DRIP").

During the three and nine months ended September 30, 2022, the Company issued respectively 32,462 and 86,806 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2022, the holders of 7,780,634 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 31,833 common shares were issued on October 14, 2022 at a discount rate of 3%.

Warrants

On February 18, 2022, a total of 5,480,000 Osisko warrants that were exercisable at a price of $36.50 expired unexercised.

22

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation

Share options

The Company offers a share option plan to its directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under Osisko's plan:

	Nine months ended September 30, 2022		Year ended December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,730,580	14.09	4,240,869	14.22
Granted(i)	684,100	14.25	763,700	13.27
Exercised	(63,936)	14.26	(1,043,903)	13.75
Forfeited / Cancelled	(29,801)	13.48	(58,866)	13.45
Expired	(491,615)	18.04	(171,220)	16.04

Balance - End of period	3,829,328	13.61	3,730,580	14.09

Options exercisable - End of period	2,163,126	13.56	1,881,416	14.78

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the nine months ended September 30, 2022 was $15.67 ($16.04 for the year ended December 31, 2021).

The following table summarizes the Osisko's share options outstanding as at September 30, 2022:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
10.58 - 12.97	1,301,091	12.71	2.7	742,092	12.72
13.10 - 14.78	2,277,164	13.76	3.0	1,241,894	13.56
15.97 - 18.07	251,073	16.99	2.0	179,140	17.05
	3,829,328	13.61	2.8	2,163,126	13.56

23

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended September 30, 2022	Year ended December 31, 2021
Dividend per share	1.5%	1.5%
Expected volatility	41%	40%
Risk-free interest rate	2.6%	0.7%
Expected life	47 months	46 months
Weighted average share price	$14.25	$13.27
Weighted average fair value of options granted	$4.38	$3.66

The expected volatility is estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2022, the total share-based compensation related to share options granted under the Osisko's plan amounted to $0.8 million and $1.9 million, respectively ($0.8 million and $2.8 million during the three and nine months ended September 30, 2021, respectively).

Deferred and restricted share units

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers, employees and/or consultants as part of their long-term compensation package.

The following table summarizes information about the DSU and RSU movements under the Osisko's plans:

	Nine months ended September 30, 2022		Year ended December 31, 2021
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)

Balance - Beginning of period	376,203	878,397	408,564	1,242,902
Granted	66,580	275,520	64,720	293,610
Reinvested dividends	4,354	9,871	5,185	15,102
Settled	(30,846)	(226,612)	(102,266)	(398,173)
Forfeited	-	(32,192)	-	(275,044)
Balance - End of period	416,291	904,984	376,203	878,397
Balance - Vested	349,426	-	311,010	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when the director leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

24

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU), which vest and are payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. As at September 30, 2022, 50,000 RSU have not yet vested.

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities.

The total share-based compensation related to the Osisko's DSU and RSU plans for the three and nine months ended September 30, 2022 amounted to $1.3 million and $3.1 million, respectively ($1.2 million and $3.4 million for the three and nine months ended September 30, 2021, respectively).

Based on the closing price of the common shares at September 30, 2022 ($14,07), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.6 million ($2.6 million as at December 31, 2021) and to $9.9 million based on all RSU and DSU outstanding ($10.4 million as at December 31, 2021).

15. Additional information on the consolidated statements of loss

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Revenues

Royalty interests	34,456	34,429	104,028	105,777
Stream interests	19,205	15,606	51,867	43,162
Offtake interests	-	-	-	25,265
	53,661	50,035	155,895	174,204

Cost of sales

Royalty interests	(490)	(25)	(772)	(318)
Stream interests	(3,917)	(3,482)	(10,572)	(9,339)
Offtake interests	-	-	-	(24,343)
	(4,407)	(3,507)	(11,344)	(34,000)
Depletion

Royalty interests	(7,312)	(7,630)	(20,369)	(21,634)
Stream interests	(6,849)	(5,103)	(16,941)	(14,195)
Offtake interests	-	-	-	(268)
	(14,161)	(12,733)	(37,310)	(36,097)

25

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Additional information on the consolidated statements of loss (continued)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	(758)	4,224	(15,824)	844
Net gain on acquisition of investments(i)	-	6,978	48	7,416
Net gain on dilution of investments in associates	-	-	3,604	-
Impairment of other investments	(276)	-	(1,180)	(2,112)
	(1,034)	11,202	(13,352)	6,148

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

16. Net earnings (loss) per share

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Net earnings from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders	28,014	25,593	62,877	55,397

Net (loss) earnings attributable to Osisko Gold Royalties Ltd's shareholders	(158,647)	1,795	(141,162)	(2,370)

Basic weighted average number of common shares outstanding (in thousands)	184,839	167,924	179,101	167,786
Dilutive effect of share options	11	296	201	246
Diluted weighted average number of common shares	184,850	168,220	179,302	168,032

Net earnings per share from continuing operations
Basic and diluted	0.15	0.15	0.35	0.33

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	(0.86)	0.01	(0.79)	(0.01)

26

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Net earnings (loss) per share (continued)

For the three months ended September 30, 2022, 3,428,404 share options and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the nine months ended September 30, 2022, 2,965,072 share options and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

For the three months ended September 30, 2021, 763,058 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was antidilutive. For the nine months ended September 30, 2021, 1,328,358 share options and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

17. Additional information on the consolidated statements of cash flows

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Interests received measured using the effective rate method	1,518	930	3,165	1,188
Interests paid on long-term debt	555	1,394	8,286	9,690
Income taxes paid	681	332	1,370	904

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	2,227	688	(3,336)	(868)
Decrease in other current assets	569	387	1,342	1,465
Increase (decrease) in accounts payable and accrued liabilities	4,120	3,156	3,620	(853)
	6,916	4,231	1,626	(256)

27

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible instruments
Publicly traded mining exploration and development companies
Precious metals	-	-	17,790	17,790
Other minerals	1,808	-	5,664	7,472
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,782	-	-	5,782
Other minerals	10,385	-	-	10,385
	17,975	-	23,454	41,429

			December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible instruments
Publicly traded mining exploration and development companies
Precious metals	-	-	24,327	24,327
Other minerals	13,048	-	10,607	23,655
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	46,668	-	-	46,668
Other minerals	47,563	-	-	47,563
	107,279	-	34,934	142,213

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

28

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments (continued)

During the nine months ended September 30, 2022 and 2021, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the nine months ended September 30, 2022 and 2021:

	2022	2021
	$	$

Balance - January 1	34,934	25,063
Acquisitions	4,438	12,753
Warrants exercised	(59)	(1,122)
Acquisition of Tintic (Note 4)	(10,827)	-
Change in fair value - warrants exercised(i)	(318)	300
Change in fair value - warrants expired(i)	(404)	-
Change in fair value - investments held at the end of the period(i)	(4,250)	1,412
Foreign exchange revaluation impact	50	-
Deconsolidation of Osisko Development (Note 2)	(110)	-
Balance - September 30	23,454	38,406

(i)  Recognized in the consolidated statements of loss under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at September 30, 2022 and December 31, 2021.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt per level (excluding the liability under the revolving credit facility):

	September 30, 2022		December 31, 2021
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	297,390	298,232	303,000	293,281

29

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure

Prior to the deconsolidation of Osisko Development on September 30, 2022 (Note 2), the chief operating decision-maker organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for the single segment from continuing operations.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	100,992	935	61	2,040	-	104,028
Streams	26,986	17,221	892	-	6,768	51,867
Offtakes	-	-	-	-	-	-

	127,978	18,156	953	2,040	6,768	155,895

2021

Royalties	101,478	831	4	3,464	-	105,777
Streams	18,647	15,668	1,312	-	7,535	43,162
Offtakes	25,265	-	-	-	-	25,265

	145,390	16,499	1,316	3,464	7,535	174,204

(i) 92% of North America's revenues are generated from Canada during the nine months ended September 30, 2022 (79% during the nine months ended September 30, 2021).

For the nine months ended September 30, 2022, one royalty interest generated revenues of $56.6 million ($61.6 million for the nine months ended September 30, 2021), which represented 36% of revenues (41% of revenues for the nine months ended September 30, 2021, excluding revenues generated from the offtake interests).

For the nine months ended September 30, 2022, revenues generated from precious metals and diamonds represented 85% and 14% of revenues, respectively. For the nine months ended September 30, 2021, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (88% and 9% excluding offtakes, respectively).

30

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at September 30, 2022 and December 31, 2021, which is based on the location of the properties related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2022

Royalties	668,601	77,482	17,905	19,225	-	15,215	798,428
Streams	230,742	181,586	-	-	30,567	52,527	495,422
Offtakes	-	-	9,687	-	5,077	-	14,764

	899,343	259,068	27,592	19,225	35,644	67,742	1,308,614

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 86% of North America's net interests are located in Canada as at September 30, 2022 (82% as at December 31, 2021).

20. Related party transactions

During the three and nine months ended September 30, 2022, interest revenues of $1.1 million and $3.2 million were recorded on notes receivable from associates, respectively ($0.9 million and $2.6 million for the three and nine months ended September 30, 2021, respectively). As at September 30, 2022, interests receivable from associates of $7.0 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and convertible instruments from related parties amounted to $48.2 million as at September 30, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets. As of September 30, 2022, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

21. Subsequent events

Acquisition of a royalty on the Cascabel project

On November 7, 2022, Osisko announced that it has entered into a binding agreement with SolGold plc (“SolGold”) with respect to a US$50 million royalty financing to support the advancement of SolGold’s Cascabel copper-gold property in northeastern Ecuador. As part of the transaction, Osisko will acquire a 0.6% NSR royalty covering the entire Cascabel property.

Dividends

On November 9, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on January 16, 2023 to shareholders of record as of the close of business on December 30, 2022.

31